DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For The Three and Six Months Ending June 30, 2017

This report is dated August 25 2017

The following discussion and analysis prepared as at August 25, 2017, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “DFC” or “the Company”) for the three and six months ended June 30, 2017 as compared to the same period in 2016. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2016. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, BC V6G-2Z6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a FINRA fully reporting issuer quoted on the OTC Markets Tier .QB under the trading symbol “DIGAF”.

The Company is focused on developing blockchain technology services and building a profitable digital asset exchange platform that allows customers to trade digital assets and crypto-currencies. The Company is exploring new opportunities within the sector including Initial Coin Offerings “ICO’s”, Digital Corporate Finance “DCF” and blockchain consulting & advisory services for third party token releases supported by multiple asset pairings, crypto-listings and liquidity services.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets..

This services agreement has been implemented and is aligned with the Company’s business model to focus on licensing, developing and branding the digital exchange trading platform along with Blockchain development services and other new developments within the sector.

Organization Structure

As of the date of this report the Company has three wholly-owned subsidiaries, Digatrade Ltd (a British Columbia corporation), Digatrade Limited (a Nevada corporation) and Digatrade (UK) Limited (a United Kingdom corporation).

Recent corporate developments

During the period commencing on January 1, 2017, the Company experienced the following corporate developments:

Renegotiation of the digital exchange management agreement

On March 31, 2015, the Company entered into an agreement with ANX to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017, the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years. The Company also entered into a debt settlement agreement with ANX for outstanding service fees of US$95,050 for a one-time cash payment of US$40,000. The forgiveness of debt was reflected as a reduction in 2016 Exchange Platform Development Costs

Convertible Promissory Notes

On April 21, 2017, the Company issued a convertible promissory note in the amount of $66,100 (US$50,000) to an unrelated party.

On May 1, 2017, the Company issued a convertible promissory note in the amount of $103,073 (US$75,000) to an unrelated party.

On May 10, 2017, the Company issued a convertible promissory note in the amount of $40,923 (US$30,000) to an unrelated party.

On May 15, 2017, the Company issued a convertible promissory note in the amount of $40,623 (US$30,000) to an unrelated party.

On May 19, 2017, the Company issued a convertible promissory note in the amount of $47,215 (US$35,000) to an unrelated party.

The notes are non-interest bearing, unsecured and mature on December 31, 2021. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

On August 18, 2017, the Company issued a Convertible Promissory Note in the amount of $94,395 (US$75,000) to an unrelated party. The Note is unsecured, bears interest at 12% per annum from the date of issue and matures on May 30, 2018. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and or interest that is unpaid after February 14, 2018 may be converted in whole or in part into common stock of the Company at the option of the holder. The Company may prepay the principal and all accrued interest at any time between the date of issue and February 14, 2018, together with a prepayment premium of between 15% and 40% of the amount prepaid

During May 2017, the Company repaid certain Convertible Promissory Notes totaling $42,538 to an unrelated party.

During May and June 2017, the Company repaid certain Convertible Promissory Notes totaling $87,960 (including US$31,200) issued to a company controlled by a Director.

Consulting Agreement and Convertible Promissory Note

On July 10, 2017 the Company entered into a consulting agreement with an unrelated party for the provision of advertising services to promote the Company’s trading platform and blockchain development services, and to introduce the Company to potential investors. The Consultant shall be paid US$75,000 for its services of which $48,330 (US$37,500) shall be in the form of a Convertible Promissory Note (executed concurrently with the Consulting Agreement) and US$37,500 shall be payable prior to then note maturity date.

The Convertible Promissory Note is non-interest bearing, unsecured and matures on January 10, 2018 The Note may be converted into common shares of the Company in whole or in part at the option of the holder either 10 days prior to repayment of the Note or the maturity date, whichever shall occur first. The Note shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

Assignment of Creditors and Settlement of Debt

On June 12, 2017, the Company entered into an assignment of creditors and debt settlement agreement with unrelated parties. The Company settled convertible promissory notes totaling $32,924 (including US$15,150) by the issuance of 2,000,000 shares of common stock and realized a gain of $516 on the transaction.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2016.

	Years ended December 31,
	2014	2015	2016

Net loss	(234,144)	(557,433)	(172,969)
Basic and diluted loss per share (post-share consolidation)	(0.22)	(0.34)	(0.01)

Total assets	16,153	67,332	138,725
Total liabilities	545,499	1,011,113	659,889

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Results of Operations

For the three and six months ended June 30, 2017 the Company had net losses of $54.859 and $100,401 as compared with a loss of $26,515 for the three months ended June 30 2017 and a net profit of $29,329 for the six months ended June 30, 2016.

Accounting, Audit and Legal expenses amounted to $9,800 and $19,800 for the three and six months ended June 30, 2017, an increase of $1,800 as compared $17,800 incurred during the six months ended June 30, 2016. The increase resulted from adjustments to accruals made in connection with the Company’s audit for the year ended December 31, 2016

During the three months ended June 30, 2017 the Company agreed to increase the compensation paid to a consultant. Accordingly, Consulting Expense increased by $11,250 to $30,000 for the three months ended June 30, 2017 as compared with $18,750 incurred during the three months ended March 31, 2016; and by $10,550 to $45,000 for the six months ended June 30, 2017 as compared with $34,450 for the six months ended June 30, 2016.

Filing and Transfer Agents Fees for the three and six months ended June 30, 2017 amounted to $1,212 and $7,866, respectively, as compared with $2,508 and $5,015 incurred during the three and six months ended June 30, 2016. The decrease of $1,294 during the three months ended June 30, 2017 as compared with the same period in 2016, and the increase of $2,751 during the six months ended June 30, 2017 as compared with the same period in 2016 resulted from changes in timing and levels of corporate activity for the periods under review.

During the three months ended June 30, 2017, the Company agreed to increase the amounts paid in Management Fees to a company controlled by a director to $10,000 per month. Consequently, Management Fees for the three and six months ended June 30, 2017 increased to $30,000 and $45,000, respectively; as compared with $15,000 and $30,000 incurred during the three and six months ended June 30, 2016.

The Company incurred Project Development Costs in the amount of $4,074 during the three months ended June 30, 2017, resulting from the renegotiation of the management contract concluded on April 7, 2017. During the three and six months ended June 30, 2016, the Company incurred $44,494 and $106,655, respectively, in Project Costs in connection with the Company’s entry into the digital exchange trading platform and peer to peer electronic payment processing network business, and the development of a digital currency backed with diamonds.

The Company realized gains on foreign exchange of $20,416 and $21,798 for the three and six months ended June 30, 2017, respectively, as compared with gains on foreign exchange of $74 and $29,329 for the three and six months ended June 30, 2016. The gains resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

The Company did not earn any Coin Development Fee Income during the three months and six months ended June 30, 2017. During the three months and six months ended June 30, 2016 the Company earned $64,621 in Coin Development Fee Income.

During the three months ended June 30, 2017 the Company entered into an assignment of creditors and debt settlement agreement with unrelated parties. The Company settled convertible promissory notes totaling $32,924 (including US$15,150) by the issuance of 2,000,000 shares of common stock and realized a gain of $516 on the transaction (three and six months ended June 30, 2016 - $Nil)

Financial position

The Company had a working capital deficiency of $238,777 as at June 30, 2017, as compared with a working capital deficiency of $350,388 as at December 31, 2016; a decrease of $111,611.

The decrease in working capital deficiency of $111,611 during the six months ended June 30, 2017 was due to increases in Account Receivable of $49,428 Prepaid Expenses of $29,891 and GST Recoverable of $1,238 and decreases in Accounts Payable and Accrued Liabilities of $122,775 and Current Portions of Convertible Promissory Notes Payable of $65,365; offset by a decrease in Cash of $110,606 and an increase Liabilities to Customers of 46,481.

Liquidity and Capital Resources

Sources of Cash

During the six months ended June 30, 2017, the Company raised $297,943 from the issuance of Convertible Promissory Notes.

Uses of Cash

The uses of cash during the six months ended June 30, 2017 were $117,200 to fund operations, $130,498 to repay certain Promissory Notes and $160,852 to fund changes in the Company's net working capital.

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended

	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017

Revenues	-	-	-	-
Net profit (loss)	(102,757)	(142,526)	(45,540)	(54,859)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.010)	(0.10)	(0.001)	(0.001)

	Three months ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
	$	$

Revenues	-	-	-	-
Net profit (loss)	(119,031)	(132,986)	49,415	22,899
Basic and Diluted profit (loss) per share (post-share consolidation*)	(0.073)	(0.081)	0.030	0.014

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three months ended June 30, 2017, the Company was involved in certain transactions with related parties:

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended June 30, 2017 and 2016 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

	Three Months ended		Six Months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Management Fees	30,000	15,000	45,000	30,000

During June 2017 the Company repaid certain convertible promissory notes totaling $87,960 (including US$31,200) issued to a company controlled by a Director (also an officer) of the Company. Included in Convertible Promissory Notes as at June 30, 2017, was $Nil (December 31, 2016, $89,364 including US$31,200) owed to a company controlled by a Director (also an officer) of the Company).

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the six months ended June 30, 2017

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in the Company’s 2016 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has not yet determined the impact of this standard on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a) Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

•	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued and outstanding as June 30, 2017

44,909,650 common shares for a net consideration of $3,677,866.

(b)	Stock Options

Outstanding stock options as at June 30, 2017

Nil

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at June 30, 2017

Nil

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the three and six months ended June 30, 2017, we recorded a net loss from operations of $100,401, as compared with a net profit of $22,900 for the three and six months ended June 30, 2016. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $4,601, 997 as at June 30, 2017. Operations for the six months ended June 30, 2017 have been funded by the issuance of equity and convertible promissory notes and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require an additional $350,000 to continue branding the digital trading platform and cover administrative expenses as a result of customer compliance (AML and KYC) verifications and to provide for internet security, technology development and global customer support. A full implementation of our business plan could be delayed until the necessary capital is raised.

Our entry into the digital asset-exchange & blockchain development services may not be successful and there are risks attendant on these activities.

The crypto-currency, blockchain and digital asset business is a new industry sector and highly volatile. There are many companies, large and small entering the market with the capital to develop and create new innovative applications utilizing Decentralized Network Coordination Technology "DCNT", resulting in a highly competitive and fast moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem of crypto-currencies is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval

The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov